August 23, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Steve Lo
Kimberly Calder
Liz Packebusch
Timothy S. Levenberg

Re:	Globavend Holdings Ltd Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated August 18, 2023 (CIK No. 0001978527)

Ladies and Gentlemen:

On behalf of our client, Globavend Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 18, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 4, 2023. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letters dated August 18, 2023 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源
Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 4, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 60

1.	In response to prior comment 3, you disclosed the amounts of the foreign exchange gains for the years ended September 30, 2021 and 2022. We re-issue the comment. Please revise your discussion, to the extent material to an understanding of your results of operations, to quantify for each period presented the impact that foreign currency movement had on specific line items of revenue and expenses. Refer to Item 5.A.3. of Form 20-F.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 59 and 62 of the Registration Statement.

Cash Flow

Operating Activities, page 66

2.	We note the additional disclosure added in response to prior comment 7. We re-issue the comment. Please revise your discussion of operating cash flow to discuss the underlying drivers for the material changes of the components of the operating cash flows between periods. Refer to SEC Release No. 33-8350, Section IV for guidance.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 69 of the Registration Statement.

Our Competitive Strengths, page 70

3.

We note your response to prior comment 8. You indicate that you purchased shipping solution software in 2019 that was modified internally to meet the company’s internal need. However, your disclosure on page 71 indicates that your software is “self-developed” and you “have internally developed [your] own proprietary all-in-one shipping solution.” Please revise this disclosure to indicate that you purchased software and internally modified such software.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 74, 76 and 82 of the Registration Statement.

Our Strategies, page 72

4.

We note your response to prior comment 9 and reissue it in part. You state here that you plan to further expand your “logistics network and business presence in Australia and New Zealand” and at page 24 that you “intend to hire additional staff in Hong Kong and Australia to facilitate [your] expansion plans.” Please further discuss your plans to expand your business in Hong Kong and New Zealand.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 75 of the Registration Statement.

MANAGEMENT

Employment Agreements and Indemnification Agreements, page 94

5.

We note your response to prior comment 10, including your having filed, at Exhibit 10.2, the employment agreement entered with Mr. Wai Yiu Yau, your Chief Executive Officer. Please update your disclosure in this section to reflect the agreement with Mr. Wai Yiu Yau and describe its material terms.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 97 of the Registration Statement.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam
Title:	Partner